Exhibit 99.3
VOTING AGREEMENT
Andrew Skotdal, Skotdal Enterprises, Inc., Skotdal Quality Investments, L.L.C., and Arthur & Marianne Skotdal Recvocable Living Trust (collectively, the “Shareholders”) do hereby on this 9th day of May, 2008 appoint Craig Skotdal to vote or cause to be voted all the common stock of Cascade Financial Corporation which the Shareholders directly or indirectly have the right or power to vote. This agreement may be revoked at any time upon written notice to Craig Skotdal.

CRAIG SKOTDAL

May 1, 2008	/s/ Craig G. Skotdal

Craig G. Skotdal

THE SHAREHOLDERS

May 1, 2008	Skotdal Quality Investments, L.L.C.

	by	/s/ Craig Skotdal

Craig Skotdal, Manager

May 1, 2008	/s/ Andrew P. Skotdal

Andrew P. Skotdal

May 1, 2008	Skotdal Enterprises, Inc.

	by	/s/ Craig G. Skotdal

Craig G. Skotdal, President

May 1, 2008	Arthur & Marianne Skotdal Revocable Living Trust

	by	/s/ Craig G. Skotdal

Craig G. Skotdal, Trustee